CONSENT OF INDEPENDENT AUDITORS

Seligman High Income Fund Series:

We consent to the use in Post-Effective Amendment No. 28 to Registration Statement No. 2-93076 of our reports dated February 4, 2000, with respect to the Seligman U.S. Government Securities Series, and February 11, 2000, with respect to the Seligman High-Yield Bond Series, appearing in the Annual Reports to Shareholders for the year ended December 31, 1999, which are incorporated by reference in the Statement of Additional Information, which is included in such Registration Statement, and to the references to us under the captions "Financial Highlights" in each of the Prospectuses and "General Information" in the Statement of Additional Information, which are also included in such Registration Statement.

DELOITTE & TOUCHE LLP

New York, New York
April 24, 2000